February 22, 2024

Strong Underlying Financial Performance and Execution Against Strategic Priorities in 2023
• Achieved 21% net revenue (NR) growth; expanded adjusted operating margin while investing for future growth
• FY 2023 SUBLOCADE® NR of $630m at top end of range and +54% versus FY 2022
• FY 2024 guidance introduced — expect to deliver 18% NR growth and ~300 basis points of operating margin expansion at the mid-points
• Initiating shareholder consultations to potentially transition to a primary listing in the U.S. in 2024 while maintaining a secondary listing in the U.K.

Comment by Mark Crossley, CEO of Indivior PLC
"At our December 2022 Capital Markets Day, we laid out Indivior’s strategy and medium term financial goals targeting double-digit top line growth, operating margin expansion and strengthened cash flow. By executing against our strategic priorities, we delivered strongly against these goals in 2023. We grew SUBLOCADE and PERSERIS® net revenue by 54% and 50%, respectively, we acquired Opiant and launched OPVEE®, and we expanded our pipeline of innovative potential treatments for substance use disorders. Furthermore, we converted 21% net revenue growth into adjusted operating profit growth of 27% (reported operating loss of $4m), despite significant incremental operating costs from the acquisition of Opiant and targeted investments in our U.S. commercial organization. Among other highlights, we listed our shares on NASDAQ, continued to de-risk legacy liabilities, and we initiated a third $100m share repurchase program. 2023 was a year of considerable achievement and I want to thank all Indivior employees for their efforts.”

“Our guidance for 2024 builds off this momentum with expected double-digit net revenue growth and meaningful operating margin expansion. We are also excited to announce that we are initiating consultations with shareholders on potentially transitioning to a primary listing in the U.S. in 2024 while maintaining a secondary listing in the U.K. I look forward to reporting on our strong progress in 2024."

Period to December 31st (Unaudited)	Q4 2023 $m	Q4 2022 $m	% Change	FY 2023 $m	FY 2022 $m	% Change
Net Revenue	293	241	22%	1,093	901	21%
Operating Profit/(Loss)[1]	60	(258)	NM	(4)	(85)	-95%
Net Income/(Loss)[1]	54	(183)	NM	2	(53)	NM
Diluted EPS/(LPS)[1] ($)	$0.38	$(1.34)	NM	$0.01	$(0.38)	NM
Adjusted Basis
Adj. Operating Profit[2]	66	40	65%	269	212	27%
Adj. Net Income[2]	61	39	56%	223	169	32%
Adj. Diluted EPS[2] ($)	$0.43	$0.27	59%	$1.57	$1.16	35%
1 Includes the impact of exceptional provision increases of $240m for the FY 2023 and $290m for the FY 2022 and Q4 2022 periods, respectively, related to certain antitrust multidistrict class claims ("Antitrust MDL") and an intellectual property-related litigation matter. See Note 11 and Note 13 for additional details including the timing of final settlement.
2 Adjusted Basis excludes the impact of exceptional items and other adjustments as referenced and reconciled in the "Adjusted Results" appendix on page 25. Adjusted results are not a substitute for, or superior to, reported results presented in accordance with International Financial Reporting Standards.
NM - Not meaningful
The "Company" refers to Indivior PLC and the "Group" refers to the Company and its consolidated subsidiaries.

FY / Q4 2023 Financial Highlights
•FY 2023 total net revenue (NR) of $1,093m increased 21% (FY 2022: $901m); Q4 2023 total NR of $293m increased 22% (Q4 2022: $241m).
•FY 2023 reported operating loss was $4m (FY 2022: $85m loss); Q4 2023 reported operating profit was $60m (Q4 2022: $258m loss). FY 2023 adjusted operating profit of $269m represented an increase of 27% (Adjusted FY 2022: $212m). Q4 2023 adjusted operating profit of $66m increased 65% (Adjusted Q4 2022: $40m).
•FY 2023 reported net income was $2m (FY 2022: $53m net loss); Q4 2023 reported net income was $54m (Q4 2022: $183m net loss). FY 2023 adjusted net income of $223m represented an increase of 32% (Adjusted FY 2022: $169m). Q4 2023 adjusted net income of $61m increased 56% (Adjusted Q4 2022: $39m).
•Cash and investments totaled $451m at the end of 2023 (including $27m restricted for self-insurance) (FY 2022: $991m), primarily reflecting the FY 2023 net cash outflows related to litigation settlements of $610m and $124m for the Opiant acquisition.
FY / Q4 2023 Product Highlights
•SUBLOCADE: FY 2023 NR of $630m (+54% vs. FY 2022); Q4 2023 NR of $176m (+49% vs. Q4 2022 and +5% vs. Q3 2023). Continued strong growth primarily reflects further organized health system (OHS) channel penetration in the U.S. and increased new U.S. patient enrollments. FY 2023 units dispensed were approx. 509,000 (+61% vs. FY 2022). Q4 2023 U.S. units dispensed were approx. 142,700 (+53% vs. Q4 2022 and +7% vs. Q3 2023). Total U.S. patients on a 12-month rolling basis at the end of Q4 2023 were approximately 136,900 (+66% vs. Q4 2022 and +13% vs. Q3 2023).
•PERSERIS®: FY 2023 NR of $42m (+50% vs. FY 2022); Q4 2023 NR of $12m (+50% vs. Q4 2022 and 9% vs. Q3 2023) reflects increasing awareness of the treatment across the U.S. healthcare system.
•SUBOXONE® (buprenorphine/naloxone) Film: U.S. share in Q4 2023 averaged 18% (Q4 2022: 19%).
FY 2024 Guidance
The Group is introducing the below guidance for FY 2024 which reflects top line growth of 18% and adjusted operating margin expansion of approximately 300 basis points (at the midpoint) versus FY 2023.
Guidance assumes no material change in exchange rates for key currencies compared with FY 2023 average rates, notably USD/GBP and USD/EUR.

FY 2024
Net Revenue (NR)[1]	$1,240m to $1,330m (+18% at midpoint vs. FY 2023)
SUBLOCADE NR	$820m to $880m (+35% at midpoint vs. FY 2023)
OPVEE® NR	$15m to $25m1
PERSERIS NR	$55m to $65m (+43% at midpoint vs. FY 2023)
SUBOXONE Film Market Share	Assumes historic rate of share decline in FY 2024 of 1 to 2 percentage points and the potential impact from a fourth buprenorphine/naloxone sublingual film generic in the U.S. market
Adjusted Gross Margin	Low to mid-80s range
Adjusted SG&A	($575m) to ($590m)
R&D	($120m) to ($130m)
Adjusted Operating Profit	$330m to $380m
1 The OPVEE NR guidance for FY 2024 includes approximately $8m as part of a multi-year agreement with the U.S. Biomedical Advancement Research and Development Authority (BARDA).

Initiating the Process for a Potential Primary Listing in the U.S. in the Summer of 2024
Indivior is initiating formal shareholder consultations on potentially moving Indivior's primary listing from the U.K. to the U.S. in the Summer of 2024. The Board believes a primary U.S. listing could be beneficial to Indivior as it would:
•Reflect the Group's current and future growth opportunities for its proprietary treatments (SUBLOCADE, PERSERIS and OPVEE), which are centered in the U.S.;
•Be expected to attract more U.S. investors and analysts by further elevating the Group's leadership profile in addiction treatment in the U.S. capital markets;
•Allow for inclusion in major U.S. indices over time, and;
•Reflect the growing proportion of the Group's share capital owned by U.S.-based investors, which is currently approaching 50%.
The Board is aware that this is an important topic for shareholders and is mindful that a resolution to move forward requires the support of 75% of shareholders present and voting (in person or by proxy). If the consultations indicate a strong level of support from shareholders, the Group intends to put forward a formal resolution that would facilitate a primary U.S. listing in the Summer of 2024. The Board intends to maintain Indivior's U.K. listing as a secondary listing following any transition to a primary U.S. listing.
Share Repurchase Program
On November 17, 2023, Indivior announced a third share repurchase program of up to $100m. Through February 16, 2024, the Group repurchased and cancelled 2,619,596 Indivior ordinary shares, equivalent to approximately 2% of diluted shares outstanding, at a daily weighted average purchase price of 1,265p. The cost was approximately $42m, which includes directly attributable transaction costs. Refer to Note 15 for further discussion.
U.S. OUD Market Update
In FY 2023, U.S. buprenorphine medication-assisted treatments (BMAT) grew in mid-single digits. The Group continues to expect long-term U.S. growth to be sustained in the mid- to high-single digit percentage range due to increased overall public awareness of the opioid epidemic and approved treatments, together with regulatory and legislative actions, such as the late 2022 enactment of the Mainstreaming Addiction Treatment Act, that have expanded OUD treatment funding and treatment capacity. The Group believes these regulatory and legislative actions will help to normalize the view of addiction as a chronic disease and expand access to evidence-based buprenorphine treatment in the U.S. and supports these actions.
Financial Performance FY and Q4 2023
Total net revenue in FY 2023 increased 21% to $1,093m (FY 2022: $901m) at actual exchange rates (+21% at constant exchange rates1). In Q4 2023, total net revenue increased 22% at actual exchange rates (+21% at constant exchange rates1) to $293m (Q4 2022: $241m).
U.S. net revenue increased 25% in FY 2023 to $912m (FY 2022: $731m) and by 26% in Q4 2023 to $249m (Q4 2022: $198m). Strong year-over-year SUBLOCADE and PERSERIS volume growth, along with underlying BMAT market growth were the principal drivers of the net revenue increase in both periods.
Rest of World (ROW) net revenue increased 6% at actual exchange rates in FY 2023 to $181m (FY 2022: $170m) (+6% at constant exchange rates1). In Q4 2023, ROW net revenue increased 2% at actual exchange rates to $44m (Q4 2022: $43m) (-2% at constant exchange rates1). In both the period and quarter, positive contributions from new products (SUBLOCADE / SUBUTEX® Prolonged Release and SUBOXONE Film) were offset primarily by ongoing competitive pressure on legacy tablet products. FY 2023 and Q4 2023 SUBLOCADE / SUBUTEX Prolonged Release net revenue in ROW was $41m (FY 2022: $27m) and $11m (Q4 2022: $8m) at actual exchange rates, respectively.
Gross margin as reported in FY 2023 and Q4 2023 was 83% and 82% (FY 2022 and Q4 2022: 82%), respectively. Excluding $8m and $3m, respectively, of other adjustments for amortization of acquired intangible assets within cost of sales, adjusted gross margin in FY 2023 and Q4 2023 was 84% and 83%, respectively. There were no adjustments to FY 2022 or Q4 2022 gross margin. The increase in the adjusted gross margin in 2023 primarily reflects an improved product mix from the continued growth of SUBLOCADE. These benefits were partially offset by cost inflation.

1 Net revenue at constant exchange rates is an alternative performance measure used by management to evaluate underlying performance of the business and is calculated by applying the prior year exchange rate to net revenue in the currencies of the foreign entities.

SG&A expenses as reported in FY 2023 were $811m (FY 2022: $763m) and $157m as reported in Q4 2023 (Q4 2022: $431m). FY 2023 included $240m of exceptional costs for the increase in provisions related to the Antitrust MDL and an intellectual property-related matter and $28m of acquisition-related and U.S. listing exceptional costs. Q4 2023 included $6m of exceptional acquisition costs related to the acquisition of a business consisting of a manufacturing facility, workforce, and supply contracts (refer to Note 17). FY 2022 and Q4 2022 included $296m of exceptional legal costs, respectively, and $6m and $2m of exceptional U.S. listing costs, respectively.
Excluding exceptional items, FY 2023 SG&A expense increased 18% to $543m (Adjusted FY 2022: $461m); adjusted Q4 2023 SG&A expense increased 14% to $151m (Adjusted Q4 2022: $133m). The increase in FY 2023 primarily reflects higher expenses related to increased SUBLOCADE commercial investments, the addition of the Opiant business and subsequent launch expenses for OPVEE, legacy legal defense costs and cost inflation. The increase in Q4 2023 primarily reflects the addition of the Opiant business and subsequent launch expenses for OPVEE, SUBLOCADE commercial investments, and cost inflation.
R&D expenses in FY 2023 and Q4 2023 were $106m and $30m, respectively (FY 2022: $72m; Q4 2022: $29m) and represented an increase of 47% and an increase of 3%, respectively. The increases in both periods were primarily due to a greater activity level related to post-marketing studies for SUBLOCADE, process validation testing related to LAI (long-acting injectable) capacity expansion and phasing of ongoing early-stage pipeline activities.
Net other operating income in FY 2023 and Q4 2023 was $6m and $6m, respectively, (FY 2022: $8m; Q4 2022: $4m). FY 2023 included $3m of exceptional income recognized in relation to a supply agreement and FY 2022 included $5m of exceptional benefit related to a Directors' & Officers' insurance claim settlement.
Operating loss as reported was $4m in FY 2023 (FY 2022: $85m loss). Exceptional costs and other adjustments of $273m and $297m in FY 2023 and FY 2022, respectively, were primarily related to the Antitrust MDL, which was settled in 2023. The change on a reported basis reflects the exceptional charges related to legal matters.
FY 2023 adjusted operating profit increased 27% to $269m (FY 2022: $212m). The increases primarily reflected higher NR from the Group's LAI products, partially offset by increased SG&A and R&D expenses, as described above.
Q4 2023 operating profit as reported was $60m (Q4 2022: $258m loss). Exceptional costs and other adjustments of $6m are included in the current period and exceptional costs of $298m were included in the year-ago period. The change on a reported basis reflects the exceptional charges related to legal matters. Q4 2023 adjusted operating profit increased 65% to $66m (Adjusted Q4 2022: $40m). The increases on an adjusted basis primarily reflected higher NR from the Group's LAI products, partially offset by increased SG&A, as described above.
Net finance income as reported was $5m in FY 2023 (FY 2022: $10m expense). The change in net finance income (expense) reflected higher interest rates on the Group's investments. We expect investment income will not offset interest expense in the near-term following the litigation cash settlement payments.
Reported tax benefit was $1m in FY 2023 and the effective tax rate was -100%, which is not meaningful as a percentage due to the profit before taxation being close to nil (FY 2022 tax benefit/rate: $42m, 44%). FY 2023 adjusted tax expense was $51m, and the effective tax rate was 19% (FY 2022 tax expense/rate: $33m, 16%). The adjusted results exclude $11m in exceptional tax items and a $63m tax benefit on exceptional items and other adjustments. Exceptional tax items are comprised of a $5m write-off of deferred tax assets and tax expense due to limitation on the deduction of executive compensation by U.S. publicly traded companies, $3m change in estimate as to the tax benefit of legal provisions booked in the prior year, and $3m accrual for adjustments to Opiant predecessor period taxes. Adjusted FY 2022 tax expense was $33m, excluding the $75m tax benefit on exceptional items and other adjustments, an effective tax rate of 16%. The movement in the effective tax rate on adjusted profits is impacted by an increase in the U.K. corporation tax rate from 19% to 23.5% and a temporary reduction in U.K. innovation incentives due to 2022 and 2023 losses.
The Q4 2023 reported tax expense was $7m, or a rate of 11% (Q4 2022: $73m benefit, 29%). The tax benefit on Q4 2023 adjusted profits amounted to $6m, excluding the $1m tax expense on exceptional items and other adjustments, which represented an effective tax rate of 9% (Q4 2022: $3m expense, 7%).

Reported net income in FY 2023 was $2m and adjusted net income was $223m (FY 2022 reported net loss: $53m; FY 2022 adjusted net income: $169m). The 32% increase in net income on an adjusted basis primarily reflected higher NR partially offset by the increase in operating expense. Q4 2023 net income on a reported basis was $54m (Q4 2022 net loss: $183m), and $61m adjusted net income excluding the net after-tax impact from exceptional items and other adjustments (Adjusted Q4 2022: $39m profit). Higher Q4 2023 adjusted net income was primarily due to strong NR growth.
Diluted earnings per share were $0.01 on a reported basis and $1.57 on an adjusted basis in FY 2023 (FY 2022: $(0.38) loss per share on a diluted basis and $1.16 earnings per share adjusted diluted basis). In Q4 2023, diluted earnings per share were $0.38 and adjusted diluted earnings per share were $0.43 (Q4 2022: $(1.34) loss per share on a diluted basis and $0.27 earnings per share on an adjusted diluted basis).
Balance Sheet & Cash Flow
Cash and investments totaled $451m at the end of Q4 2023, a decrease of $540m versus the $991m position at the end of 2022. The decrease was primarily due to litigation settlement related outflows of $610m and the net cash outflow of $124m for the Opiant acquisition, including the transferred cash balance, partially offset by beneficial timing of payments made on government rebates and trade payables. The litigation settlement related outflows include the Antitrust MDL settlement payment of $103m with States (refer to Note 13), transfer of $415m into escrow accounts for the settlement with the Antitrust MDL end payors and direct payors, subject to final court approval (refer to Note 13), settlement payments of $24m for intellectual property-related and other legal matters, in addition to the Group's scheduled litigation settlement payments totaling $68m for the Department of Justice (DOJ), Reckitt Benckiser (RB) and Dr. Reddy's Laboratories (DRL) matters. Gross borrowings before issuance costs were $244m at December 31, 2023 (ending FY 2022: $246m).
Net working capital, defined by management as inventory plus trade receivables, less trade and other payables, was negative $347m on December 31, 2023, versus negative $283m at the end of FY 2022. The change in the period was primarily a result of timing of payments made on government rebates and trade payables.
Cash used in operations in FY 2023 was $292m (FY 2022 cash provided by operations: $63m), primarily due to payments related to the Antitrust MDL, DOJ Resolution, DRL settlement and RB settlement, partially offset by timing of payments made on government rebates and trade payables. Before these settlement related items, cash generated from operations in the current period was $318m. Net cash outflow from operating activities was $315m in FY 2023 (FY 2022 cash outflow: $4m) reflecting tax payments and interest paid on the Group's term loan facility and settlement payments, partially offset by interest received on investments.
FY 2023 cash outflow from investing activities was $98m (FY 2022 cash outflow: $223m) reflecting $124m for the Opiant acquisition, net of cash assumed. In the prior year period, the outflow from investing activities primarily reflected the net investment in a portfolio of investment-grade debt securities (net) and ordinary shares of Aelis Farma.
FY 2023 cash outflow from financing activities was $46m (FY 2022 cash outflow: $100m) reflecting shares repurchased and cancelled, the extinguishment of debt assumed in the Opiant acquisition, principal portion of lease payments and quarterly amortization of the Group’s term loan facility, partially offset by proceeds received from the issuance of shares for employee compensation agreements. In the prior year period, the outflow from financing activities primarily reflected shares repurchased and cancelled.
Principal Risks Update
The Board of Directors oversees the approach to risk management so that the principal risks, including those that would threaten the Group’s business model, future performance or viability, are effectively managed and/or mitigated. While the Group aims to identify and manage such risks, no risk management strategy can provide absolute assurance against loss. The principal risks facing the Group will be set out in the Group’s Annual Report for the 2023 financial year available in March 2024. They remain broadly unchanged compared to the prior year, except for two principal risks. With the continued worldwide pricing and reimbursement pressure on pharmaceuticals products, combined with the entrance by another company of a long-acting injectable for the treatment of opioid use disorder (OUD) in the U.S., the Commercialization principal risk has increased. Conversely, the Supply principal risk has decreased, given the U.S. FDA regulatory approval of an alternate third-party filling site for SUBLOCADE and PERSERIS and the acquisition of the Group’s aseptic manufacturing site in November 2023, which, although not able to manufacture our products today, now provides an opportunity for the Group to bring such manufacturing in-house in the future.

Exchange Rates
The average and period end exchange rates used for the translation of currencies into U.S. dollars that have most significant impact on the Group’s results were:

	Full Year to December 31, 2023	Full Year to December 31, 2022
GB £ period end	1.2731	1.2083
GB £ average rate	1.2435	1.2386

€ Euro period end	1.1037	1.0698
€ Euro average	1.0814	1.0545
Webcast Details
A live webcast presentation will be held on February 22nd, 2024, at 13:00 GMT (8:00 am EST) hosted by Mark Crossley, CEO. The details are below. All materials will be available on the Group’s website prior to the event at www.indivior.com. Please copy and paste the below web links into your browser.
The webcast link: https://edge.media-server.com/mmc/p/kymnerij

Participants may access the presentation telephonically by registering with the following link (please cut and paste into your browser):
https://register.vevent.com/register/BI7bc18cb84a3744af8c4ad20973d37a5a
(Registrants will have an option to be called back directly immediately prior to the call or be provided a call-in # with a unique pin code following their registration)
For Further Information

Investor Enquiries	Jason Thompson	VP, Investor Relations Indivior PLC	+1 804 402 7123 jason.thompson@indivior.com
	Tim Owens	Director, Investor Relations Indivior PLC	+1 804 263 3978 timothy.owens@indivior.com
Media Enquiries	Jonathan Sibun	Teneo U.S. Media Inquiries	+44 (0)20 7353 4200 +1 804 594 0836 Indiviormediacontacts@indivior.com
Corporate Website    www.indivior.com
This announcement does not constitute an offer to sell, or the solicitation of an offer to subscribe for or otherwise acquire or dispose of shares in the Group to any person in any jurisdiction to whom it is unlawful to make such offer or solicitation.
About Indivior
Indivior is a global pharmaceutical company working to help change patients' lives by developing medicines to treat substance use disorders (SUD) and serious mental illnesses. Our vision is that all patients around the world will have access to evidence-based treatment for the chronic conditions and co-occurring disorders of SUD. Indivior is dedicated to transforming SUD from a global human crisis to a recognized and treated chronic disease. Building on its global portfolio of OUD treatments, Indivior has a pipeline of product candidates designed to both expand on its heritage in this category and potentially address other chronic conditions and co-occurring disorders of SUD, including alcohol use disorder and cannabis use disorder. Headquartered in the United States in Richmond, VA, Indivior employs more than 1,000 individuals globally and its portfolio of products is available in 37 countries worldwide. Visit www.indivior.com to learn more. Connect with Indivior on LinkedIn by visiting www.linkedin.com/company/indivior.

Important Cautionary Note Regarding Forward-Looking Statements
This announcement contains certain statements that are forward-looking. Forward-looking statements include, among other things, statements regarding the Indivior Group’s financial guidance including operating and profit margins for 2024 and its medium- and long-term growth outlook; assumptions regarding expected changes in market share and expectations regarding the extent and impact of competition; assumptions regarding future exchange rates; strategic priorities, strategies for value creation, and operational goals; expected future growth and expectations for sales levels for particular products; expected market growth rates, growing normalization of medically assisted treatment for opioid use disorder, and expanded access to treatment; our product development pipeline and potential future products, expectations regarding regulatory approval of such product candidates, the timing of such approvals, and the timing of commercial launch of such products or product candidates, and eventual annual revenues of such future products; expectations regarding future production at the Group’s Raleigh, North Carolina manufacturing facility; and other statements containing the words "believe," "anticipate," "plan," "expect," "intend," "estimate," "forecast," “strategy,” “target,” “guidance,” “outlook,” “potential,” "project," "priority," "may," "will," "should," "would," "could," "can," "outlook," "guidance," the negatives thereof, and variations thereon and similar expressions. By their nature, forward-looking statements involve risks and uncertainties as they relate to events or circumstances that may or may not occur in the future.
Actual results may differ materially from those expressed or implied in such statements because they relate to future events. Various factors may cause differences between Indivior's expectations and actual results, including, among others, the material risks described in the most recent Indivior PLC Annual Report and in subsequent releases; the substantial litigation and ongoing investigations to which we are or may become a party; our reliance on third parties to manufacture commercial supplies of most of our products, conduct our clinical trials and at times to collaborate on products in our pipeline; our ability to comply with legal and regulatory settlements, healthcare laws and regulations, requirements imposed by regulatory agencies and payment and reporting obligations under government pricing programs; risks related to the manufacture and distribution of our products, most of which contain controlled substances; market acceptance of our products as well as our ability to commercialize our products and compete with other market participants; the fact that a substantial portion of our revenue derives from a small number of key proprietary products; competition; the uncertainties related to the development of new products, including through acquisitions, and the related regulatory approval process; our dependence on third-party payors for the reimbursement of our products and the increasing focus on pricing and competition in our industry; unintended side effects caused by the clinical study or commercial use of our products; our use of hazardous materials in our manufacturing facilities; our ability to successfully execute acquisitions, partnerships, joint ventures, dispositions or other strategic acquisitions; our ability to protect our intellectual property rights and the substantial cost of litigation or other proceedings related to intellectual property rights; the risks related to product liability claims or product recalls; the significant amount of laws and regulations that we are subject to, including due to the international nature of our business; macroeconomic trends and other global developments such as armed conflicts and pandemics; the terms of our debt instruments, changes in our credit ratings and our ability to service our indebtedness and other obligations as they come due; changes in applicable tax rate or tax rules, regulations or interpretations and our ability to realize our deferred tax assets; and volatility in our share price due to factors unrelated to our operating performance or that may result from the potential move of our primary listing to the U.S.
Forward-looking statements speak only as of the date that they are made and should be regarded solely as our current plans, estimates and beliefs. Except as required by law, we do not undertake and specifically decline any obligation to update, republish or revise forward-looking statements to reflect future events or circumstances or to reflect the occurrences of unanticipated events.

Unaudited condensed consolidated income statement

		Q4 2023	Q4 2022	FY 2023	FY 2022
For the three and twelve months ended December 31	Notes	$m	$m	$m	$m
Net Revenue	2	293	241	1,093	901
Cost of sales		(52)	(43)	(186)	(159)
Gross Profit		241	198	907	742
Selling, general and administrative expenses	3	(157)	(431)	(811)	(763)
Research and development expenses	3	(30)	(29)	(106)	(72)
Net other operating income		6	4	6	8
Operating Profit/(Loss)		60	(258)	(4)	(85)
Finance income	4	10	10	43	19
Finance expense	4	(9)	(8)	(38)	(29)
Net Finance Income/(Expense)		1	2	5	(10)
Profit/(Loss) Before Taxation		61	(256)	1	(95)
Income tax (expense)/benefit	5	(7)	73	1	42
Net Income/(Loss)		54	(183)	2	(53)

Earnings/(Loss) per ordinary share (in dollars)
Basic earnings/(loss) per share	6	$0.39	$(1.34)	$0.01	$(0.38)
Diluted earnings/(loss) per share	6	$0.38	$(1.34)	$0.01	$(0.38)
Unaudited condensed consolidated statement of comprehensive income/(loss)

	Q4 2023	Q4 2022	FY 2023	FY 2022
For the three and twelve months ended December 31	$m	$m	$m	$m
Net income/(loss)	54	(183)	2	(53)
Other comprehensive income/(loss)
Items that may be reclassified to profit or loss in subsequent years:
Foreign currency translation adjustment, net	13	17	4	(19)
Other comprehensive income/(loss)	13	17	4	(19)
Total comprehensive income/(loss)	67	(166)	6	(72)

The notes are an integral part of these unaudited condensed consolidated interim financial statements.

Unaudited condensed consolidated balance sheet

		Dec 31, 2023	Dec 31, 2022
	Notes	$m	$m
ASSETS
Non-current assets
Intangible assets	7	237	70
Property, plant and equipment		84	54
Right-of-use assets		33	31
Deferred tax assets	5	268	219
Investments	8	41	98
Other assets	9	28	38
		691	510
Current assets
Inventories		142	114
Trade receivables		254	220
Other assets	9	457	27
Current tax receivable	5	—	5
Investments	8	94	119
Cash and cash equivalents		316	774
		1,263	1,259
Total assets		1,954	1,769

LIABILITIES
Current liabilities
Borrowings	10	(3)	(3)
Provisions	11	(407)	(303)
Other liabilities	11	(125)	(79)
Trade and other payables	14	(743)	(617)
Lease liabilities		(9)	(8)
Current tax liabilities	5	(18)	(9)
		(1,305)	(1,019)
Non-current liabilities
Borrowings	10	(236)	(237)
Provisions	11	(12)	(5)
Other liabilities	11	(367)	(428)
Lease liabilities		(34)	(29)
		(649)	(699)
Total liabilities		(1,954)	(1,718)
Net assets		—	51

EQUITY
Capital and reserves
Share capital	15	68	68
Share premium		11	8
Capital redemption reserve		7	6
Other reserve		(1,295)	(1,295)
Foreign currency translation reserve		(35)	(39)
Retained earnings		1,244	1,303
Total equity		—	51
The notes are an integral part of these unaudited condensed consolidated interim financial statements.

Unaudited condensed consolidated statement of changes in equity

	Notes	Share capital	Share premium	Capital redemption reserve	Other reserve	Foreign currency translation reserve	Retained earnings	Total equity
		$m	$m	$m	$m	$m	$m	$m
Balance at January 1, 2022		70	7	3	(1,295)	(20)	1,438	203
Comprehensive loss
Net loss		—	—	—	—	—	(53)	(53)
Other comprehensive loss		—	—	—	—	(19)	—	(19)
Total comprehensive loss		—	—	—	—	(19)	(53)	(72)
Transactions recognized directly in equity
Shares issued		1	1	—	—	—	—	2
Share-based plans		—	—	—	—	—	16	16
Settlement of tax on equity awards		—	—	—	—	—	(10)	(10)
Shares repurchased and cancelled		(3)	—	3	—	—	(90)	(90)
Transfer to share repurchase liability		—	—	—	—	—	(9)	(9)
Taxation on share-based plans		—	—	—	—	—	11	11
Balance at December 31, 2022		68	8	6	(1,295)	(39)	1,303	51

Balance at January 1, 2023		68	8	6	(1,295)	(39)	1,303	51
Comprehensive income
Net income		—	—	—	—	—	2	2
Other comprehensive income		—	—	—	—	4	—	4
Total comprehensive income		—	—	—	—	4	2	6
Transactions recognized directly in equity
Shares issued		1	3	—	—	—	—	4
Share-based plans		—	—	—	—	—	22	22
Settlement of tax on equity awards		—	—	—	—	—	(22)	(22)
Shares repurchased and cancelled		(1)	—	1	—	—	(33)	(33)
Transfer to share repurchase liability		—	—	—	—	—	(23)	(23)
Transfer from share repurchase liability		—	—	—	—	—	9	9
Taxation on share-based plans		—	—	—	—	—	(14)	(14)
Balance at December 31, 2023		68	11	7	(1,295)	(35)	1,244	—
The notes are an integral part of these unaudited condensed consolidated interim financial statements.

Unaudited condensed consolidated cash flow statement

	2023	2022
For the twelve months ended December 31	$m	$m
CASH FLOWS FROM OPERATING ACTIVITIES
Operating Loss	(4)	(85)
Depreciation and amortization of property, plant and equipment and intangible assets	19	13
Depreciation of right-of-use assets	9	8
Gain on disposal of intangible assets	—	(1)
Share-based payments	22	16
Impact from foreign exchange movements	(11)	(3)
Settlement of tax on employee awards	(22)	(10)
Increase in trade receivables	(33)	(21)
(Increase)/decrease in current and non-current other assets	(415)	72
Increase in inventories	(21)	(25)
Increase/(decrease) in trade and other payables	115	(98)
Increase in provisions and other liabilities[1]	49	197
Cash (used in)/provided by operations	(292)	63
Interest paid	(32)	(24)
Interest received	42	15
Tax refunds	19	—
Taxes paid	(52)	(57)
Transaction costs related to debt refinancing	—	(1)
Net cash outflow from operating activities	(315)	(4)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of assets, net of cash acquired (refer to Note 16)	(124)	—
Acquisition of business (refer to Note 17)	(5)	—
Purchase of property, plant and equipment	(8)	(5)
Purchase of investments	(45)	(245)
Maturity of investments	129	27
Purchase of intangible asset	(45)	(1)
Proceeds from disposal of intangible assets	—	1
Net cash outflow from investing activities	(98)	(223)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of borrowings	(12)	(3)
Principal elements of lease payments	(8)	(9)
Lease incentive received	3	—
Shares repurchased and cancelled	(33)	(90)
Proceeds from the issuance of ordinary shares	4	2
Net cash outflow from financing activities	(46)	(100)

Exchange difference on cash and cash equivalents	1	(1)

Net decrease in cash and cash equivalents	(458)	(328)
Cash and cash equivalents at beginning of the period	774	1,102
Cash and cash equivalents at end of the period	316	774
1Changes in the line item provisions and other liabilities for FY 2023 include litigation settlement payments totaling $195m (FY 2022: $108m). $3m of interest paid on the DOJ Resolution in FY 2023 has been recorded in the interest paid line item (FY 2022: $4m).

The notes are an integral part of these unaudited condensed consolidated interim financial statements.

Notes to the unaudited condensed consolidated financial statements
1. BASIS OF PREPARATION AND ACCOUNTING POLICIES
Indivior PLC (the 'Company') is a public limited company incorporated on September 26, 2014 and domiciled in the United Kingdom. In these unaudited condensed consolidated financial statements (‘Condensed Financial Statements’), reference to the ‘Group’ means the Company and all its subsidiaries.
The Condensed Financial Statements are unaudited and do not include all the information and disclosures required in the annual financial statements. Therefore the Condensed Financial Statements should be read in conjunction with the Group’s Annual Report and Accounts for the year ended December 31, 2022, which were prepared in accordance with U.K. adopted International Accounting Standards and in conformity with the Companies Act 2006 as applicable to companies reporting under those standards. These Condensed Financial Statements were approved for issue on February 21, 2024.
In May 2023, the International Accounting Standards Board issued International Tax Reform—Pillar Two Model Rules which amended IAS 12 Income Taxes. Refer to Note 5 for details.
In March 2023, the Group acquired 100% of the share capital of Opiant Pharmaceuticals, Inc. (“Opiant”) which has been accounted for as an asset acquisition as substantially all of the fair value of the gross assets acquired is concentrated in the value of the in-process research and development. The Group has disclosed new accounting policies in Note 16 regarding the policy elected for treatment of contingent consideration and the method used to evaluate whether an acquisition is a business combination or asset acquisition.
Following the effectiveness of the additional U.S. listing of Indivior shares, presentation of exceptional items and adjusted results has been removed from the Condensed Financial Statements. This change creates consistency with presentation of financial statements included in Indivior’s SEC registration statement and better aligns to the market practice for companies with U.S. listings. The change has been applied to all periods presented.
In preparing these Condensed Financial Statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended December 31, 2022, except for estimates used in determining the valuation of the in-process research and development associated with the acquisition of Opiant and estimates used in determining the fair value of the assets acquired and liabilities assumed in the acquisition of an aseptic manufacturing facility (refer to Note 17).
The Directors have assessed the Group’s ability to maintain sufficient liquidity to fund its operations, fulfill financial and compliance obligations as set out in Note 11, and comply with the minimum liquidity covenant in the Group’s term loan for the period to June 2025 (the going concern period). A base case model was produced reflecting:
•Board reviewed financial plans for the period; and
•settlement of liabilities and provisions in line with contractual terms, which are expected to be fully approved by the courts as agreed.
The Directors also assessed a ‘severe but plausible’ downside scenario which included the following key changes to the base case within the going concern period:
•the risk that SUBLOCADE will not meet revenue growth expectations by modeling a 10% decline on forecasts;
•an accelerated decline in U.S. SUBOXONE Film net revenue to generic analogues; and
•a further decline in rest of world sublingual product net revenues.
Under both the base case and the downside scenario, sufficient liquidity exists and is generated from operations such that all business and covenant requirements are met for the going concern period. As a result of the analysis described above, the Directors reasonably expect the Group to have adequate resources to continue in operational existence for at least one year from the approval of these Condensed Financial Statements and therefore consider the going concern basis to be appropriate for the accounting and preparation of these Condensed Financial Statements.
The financial information contained in this document does not constitute statutory accounts as defined in section 434 and 435 of the Companies Act 2006. The Group’s statutory financial statements for the year ended December 31, 2022, were approved by the Board of Directors on March 7, 2023, and delivered to the Registrar of Companies. The auditor's report on those accounts was unqualified, did not contain an emphasis of matter paragraph and did not contain any statement under section 498 of the Companies Act 2006.

2. SEGMENT INFORMATION
The Group is engaged in a single business activity, which is predominantly the development, manufacture, and sale of buprenorphine-based prescription drugs for treatment of opioid dependence and related disorders. The CEO reviews disaggregated net revenue on a geographical and product basis and allocates resources on a functional basis between Commercial, Supply, Research and Development, and other Group functions. Financial results are reviewed on a consolidated basis for evaluating financial performance and allocating resources. Accordingly, the Group operates in a single reportable segment.
Net revenue and non-current assets
Revenues are attributed geographically based on the country where the sale originates. The following tables represent net revenues and non-current assets, net of accumulated depreciation, amortization and impairment, by country. Non-current assets for this purpose consist of intangible assets, property, plant and equipment, right-of-use assets, investments, and other assets.
Net revenue:

	Q4 2023	Q4 2022	FY 2023	FY 2022
For the three and twelve months ended December 31	$m	$m	$m	$m
United States	249	198	912	731
Rest of World	44	43	181	170
Total	293	241	1,093	901
On a disaggregated basis, the Group’s net revenue by major product line:

	Q4 2023	Q4 2022	FY 2023	FY 2022
For the three and twelve months ended December 31	$m	$m	$m	$m
SUBLOCADE®	176	118	630	408
PERSERIS®	12	8	42	28
Sublingual/other	105	115	421	465
Total	293	241	1,093	901
Non-current assets:

	Dec 31, 2023	Dec 31, 2022
	$m	$m
United States	214	65
Rest of World	209	226
Total	423	291
3. OPERATING EXPENSES
The table below sets out selected operating costs and expense information:

	Q4 2023	Q4 2022	FY 2023	FY 2022
For the three and twelve months ended December 31	$m	$m	$m	$m
Research and development expenses	(30)	(29)	(106)	(72)

Selling and marketing expenses	(68)	(58)	(236)	(218)
Administrative and general expenses[1]	(89)	(373)	(575)	(545)
Selling, general, and administrative expenses	(157)	(431)	(811)	(763)

Depreciation, amortization, and impairment[2]	(5)	(3)	(15)	(13)
1 Administrative and general expenses include $240m in FY 2023 related to increases in legal provisions (FY 2022 and Q4 2022: $296m). Refer to Note 11 for details. The Group also incurred acquisition-related costs of $22m and $6m, respectively, in FY 2023 and Q4 2023 related to the acquisition of Opiant and an aseptic manufacturing facility. Refer to Notes 16 and 17 for details.
2 Depreciation and amortization expense is included in research and development and selling, general and administrative expenses. Additionally, depreciation and amortization expense in FY 2023 of $13m (FY 2022: $8m) and Q4 2023 of $5m (Q4 2022: $1m) for intangible assets and right-of-use assets is included within cost of sales.

The increase in research and development expenses is primarily due to greater activity level related to post-marketing studies for SUBLOCADE, process validation testing related to LAI (long-acting injectable) capacity expansion and phasing of ongoing early-stage pipeline activities.
Higher selling, general, and administrative expenses primarily reflect an increase in legal provisions (refer to Note 11). Other contributing factors include increased SUBLOCADE commercial investments, the addition of the Opiant business and subsequent launch expenses for OPVEE, legacy legal defense costs and cost inflation.
4. NET FINANCE INCOME/(EXPENSE)

	Q4 2023	Q4 2022	FY 2023	FY 2022
For the three and twelve months ended December 31	$m	$m	$m	$m
Finance income
Interest income on cash and cash equivalents/investments	10	9	43	18
Other finance income	—	1	—	1
Total finance income	10	10	43	19
Finance expense
Interest expense on borrowings	(6)	(6)	(27)	(20)
Interest expense on lease liabilities	(1)	—	(3)	(2)
Interest expense on legal matters	(2)	(2)	(7)	(7)
Other interest expense	—	—	(1)	—
Total finance expense	(9)	(8)	(38)	(29)
Net finance income/(expense)	1	2	5	(10)
The increases to finance income and finance expense for full year periods were primarily due to higher interest rates. Investments in corporate debt and U.S. Treasury securities in 2022 also contributed to the increase in finance income.
5. TAXATION
In the twelve months ended December 31, 2023, the reported total tax benefit is $1m (FY 2022 tax benefit: $42m). The effective tax rate in both periods was impacted by an increase in the U.K. tax rate from 19% in 2022 to 25% on April 1, 2023, (blended rate in 2023 is 23.5%) as well as the absence of U.K. innovation incentives due to losses in 2022 and 2023. During 2023, the Group recorded a tax expense of $6m due to limitations on the deduction of executive compensation by U.S. publicly traded companies, including the write-off of accumulated deferred tax assets of $5m. The Group recorded a tax expense of $3m relating to a change in estimate as to the tax benefit of legal provisions booked in the prior year. The Group benefited from additional R&D credits in the year of $3m.
The Group’s balance sheet at December 31, 2023 includes a current tax receivable of $nil (FY 2022: $5m), current tax liabilities of $18m (FY 2022: $9m), and deferred tax assets of $268m (FY 2022: $219m). The increase in deferred tax assets is primarily due to net operating loss carryforwards in the U.K. resulting from litigation provisions.
The Group recognizes deferred tax assets to the extent that sufficient future taxable profits are probable against which these future tax deductions can be utilized. At December 31, 2023, the Group’s net deferred tax assets of $268m relate primarily to net operating loss carryforwards, inventory costs capitalized for tax purposes, and litigation liabilities. Recognition of deferred tax assets is reliant on forecast taxable profits arising in the jurisdiction in which the deferred tax asset is recognized. The Group has assessed recoverability of deferred tax assets using Group-level budgets and forecasts consistent with those used for the assessment of viability and asset impairments, particularly in relation to levels of future net revenues. These forecasts are subject to similar uncertainties to those assessments. This is reviewed each quarter and, to the extent required, an adjustment to the recognized deferred tax asset may be made. With the exception of specific assets that are not currently considered realizable, Management have concluded full recognition of deferred tax assets to be appropriate and do not believe a significant risk of material change in their assessment exists in the next 12 months from the balance sheet date.
Other tax matters
U.S. tax laws limit deductibility of compensation for certain management roles for U.S. listed companies. With the U.S. listing completed in June 2023, the Group wrote off deferred tax assets of $5m to tax expense and $7m to equity relating to future tax deductions of share-based compensation for which book expense has already been recognized. Additionally, the Group’s current tax liabilities increased by $5m, due to disallowance of current year compensation.

In June 2023, Finance (No.2) Act 2023 was substantively enacted in the U.K., introducing the OECD’s Pillar Two model rules and a global minimum effective tax rate of 15% through implementation of a domestic top-up tax and a multinational top-up tax. The legislation was also enacted or substantively enacted in other jurisdictions in which the Group operates. The Pillar Two legislation will be effective for the Group’s financial year beginning January 1, 2024. The Group performed an assessment of the potential exposure to Pillar Two income taxes. This assessment, which will be monitored prospectively, is based on modelling of adjusted accounting data for the period ended December 31, 2023. Based on the assessment, the Group believes it qualifies for one of the transitional safe harbors provided in the rules in all territories in which it operates. Therefore, the Group does not anticipate a material impact from Pillar Two legislation in the near future. The Group has applied the recent amendment to IAS 12 which provides temporary relief to the recognition of deferred taxes relating to top-up income taxes. Accordingly, the legislation did not impact the Group’s taxes in 2023.
As a multinational group, tax uncertainties remain in relation to Group financing, intercompany pricing, the location of taxable operations, and certain non-recurring costs. Management have concluded tax provisions made to be appropriate and do not believe a significant risk of material change to uncertain tax positions exists in the next 12 months from the balance sheet date. Including matters under audit, an estimate of reasonably possible additional tax liabilities that could arise in later periods on resolution of these uncertainties is in the range from $nil to $35m.
6. EARNINGS/(LOSS) PER SHARE
Share consolidation
In September 2022, the Company’s shareholders approved a 5-for-1 share consolidation. In October 2022, the Company completed this share consolidation. Shareholders received 1 new ordinary share with a nominal value of $0.50 each for every 5 previously existing ordinary shares which had a nominal value of $0.10 each.
The table below sets out basic and diluted earnings/(loss) per share for each period:

	Q4 2023	Q4 2022	FY 2023	FY 2022
For the three and twelve months ended December 31	$	$	$	$
Basic earnings/(loss) per share	$0.39	$(1.34)	$0.01	$(0.38)
Diluted earnings/(loss) per share	$0.38	$(1.34)	$0.01	$(0.38)
Basic
Basic earnings/(loss) per share is calculated by dividing net income/(loss) for the period attributable to owners of the Group by the weighted average number of ordinary shares in issue during the period.
Diluted
Diluted earnings/(loss) per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The Group has dilutive potential ordinary shares in the form of stock options and awards. The weighted average number of shares is adjusted for the number of shares granted to the extent performance conditions have been met at the balance sheet date and as determined using the treasury stock method.
Weighted average number of shares
The weighted average number of ordinary shares outstanding (on a basic basis) for FY 2023 includes the favorable impact of 1,897k ordinary shares repurchased in FY 2023. See Note 15 for further discussion. Conditional awards of 1,761k and 1,568k (reflective of the share consolidation in October 2022) were granted under the Group’s Long-Term Incentive Plan in FY 2023 and FY 2022, respectively.

	Q4 2023	Q4 2022	FY 2023	FY 2022
For the three and twelve months ended December 31	thousands	thousands	thousands	thousands
Weighted average shares on a basic basis	137,325	136,784	137,306	139,012
Dilution from share awards and options[1]	4,625	—	4,494	—
Weighted average shares on a diluted basis	141,950	136,784	141,800	139,012
1 As there was a loss in FY 2022 and Q4 2022, the effect of potentially dilutive shares of 6,605k and 7,164k, respectively, were not dilutive.

7. INTANGIBLE ASSETS

	Dec 31, 2023	Dec 31, 2022
Intangible assets, net of accumulated amortization and impairment	$m	$m
Products in development	79	36
Marketed products	150	29
Goodwill	5	—
Software	3	5
Total	237	70
The increase in marketed products is primarily due to the acquisition of Opiant which resulted in the recognition of an intangible asset related to the in-process research and development value for OPVEE® (nalmefene nasal spray), formerly the pipeline product OPNT003, for $126m (refer to Note 16). Upon approval by the U.S. Food and Drug Administration (FDA) in May 2023, the intangible asset became classified as a marketed product and amortization commenced over the patent life.
The increase in products in development is primarily due to the acquisition of full ownership of INDV-2000 (oral Orexin-1 receptor antagonist) from C4X Discovery and acquisition of global rights to develop, manufacture, and commercialize Alar Pharmaceuticals Inc.'s portfolio of buprenorphine-based ultra long-acting injectables.
Goodwill arose through the acquisition of a business consisting of a manufacturing facility, workforce, and supply contracts in November 2023 (refer to Note 17).
8. INVESTMENTS

	Dec 31, 2023	Dec 31, 2022
Current and non-current investments	$m	$m
Equity securities at FVPL	10	10
Debt securities held at amortized cost	84	109
Total investments, current	94	119
Debt securities held at amortized cost	41	98
Total investments, non-current	41	98
Total	135	217
The Group’s investments in debt and equity securities do not create significant credit risk, liquidity risk, or interest rate risk. Debt securities held at amortized cost consist of investment-grade debt. As of December 31, 2023, expected credit losses for the Group’s investments held at amortized cost are deemed to be immaterial.
The decrease in investments is primarily due to reduced investable liquidity following legal settlement related payments.
Fair value hierarchy
Fair value is the price that would be received to sell an asset or transfer a liability in an orderly transaction between market participants at the measurement date. The different levels have been defined as follows:
• Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities
• Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly
• Level 3: Unobservable inputs for the asset or liability
The Group’s only financial instruments which are measured at fair value are equity securities at FVPL. The fair value of equity securities at FVPL is based on quoted market prices on the measurement date.
The following table categorizes the Group’s financial assets measured at fair value by valuation methodology used in determining their fair value at December 31, 2023.

Financial assets at fair value	Level 1 $m	Level 2 $m	Level 3 $m	Total $m
Equity securities at FVPL	10	—	—	10
The Group also has certain financial instruments which are not measured at fair value. The carrying value of cash and cash equivalents, trade receivables, other assets, and trade and other payables is assumed to approximate fair value due to their short-term nature. At December 31, 2023, the carrying value of investments held at amortized cost approximated the fair value. The fair value of investments held at amortized cost was calculated based on quoted market prices which would be classified as Level 1 in the fair value hierarchy above.

9. CURRENT AND NON-CURRENT OTHER ASSETS

	Dec 31, 2023	Dec 31, 2022
Current and non-current other assets	$m	$m
Current prepaid expenses	23	14
Other current assets	434	13
Total other current assets	457	27
Non-current prepaid expenses	19	20
Other non-current assets	9	18
Total other non-current assets	28	38
Total	485	65
Other current assets primarily relate to the funding placed in escrow for the Antitrust MDL (refer to Note 13). At December 31, 2023, this included $385m for the direct purchaser class settlement, subject to final court approval, and $30m for the end payor class settlement. During 2023, surety bond holders returned $19m of collateral (including accrued interest) held within other non-current assets in relation to intellectual property related matters. Long-term prepaid expenses primarily relate to payments for contract manufacturing capacity.
10. FINANCIAL LIABILITIES – BORROWINGS
The table below sets out the current and non-current portion obligation of the Group’s term loan:

	Dec 31, 2023	Dec 31, 2022
Term loan	$m	$m
Term loan – current	(3)	(3)
Term loan – non-current	(236)	(237)
Total term loan	(239)	(240)
*Total term loan borrowings reflect the principal amount drawn including debt issuance costs of $5m (FY 2022: $6m).
At December 31, 2023, the term loan fair value was approximately 100% (FY 2022: 98%) of par value. The key terms of the term loan in effect at December 31, 2023, are as follows:

	Currency	Nominal interest margin	Maturity	Required annual repayments	Minimum liquidity
Term Loan facility	USD	SOFR + 0.26% + 5.25%	2026	1%	Larger of $100m or 50% of Loan Balance
The term loan amounting to $244m (FY 2022: $246m) is secured against the assets of certain subsidiaries of the Group in the form of guarantees issued by respective subsidiaries.
•Nominal interest margin is calculated as USD SOFR plus 26 bps, subject to a floor of 0.75%, plus a credit spread adjustment of 5.25%.
•There are no revolving credit commitments.
11. PROVISIONS AND OTHER LIABILITIES
Provisions

			Total			Total
	Current	Non-Current	Dec 31, 2023	Current	Non-Current	Dec 31, 2022
Current and non-current provisions	$m	$m	$m	$m	$m	$m
Multidistrict antitrust class and state claims	(385)	—	(385)	(290)	—	(290)
Onerous contracts	(18)	(10)	(28)	—	—	—
False claims allegations	(4)	—	(4)	(5)	—	(5)
Intellectual property related matters	—	—	—	—	(3)	(3)
Other	—	(2)	(2)	(8)	(2)	(10)
Total provisions	(407)	(12)	(419)	(303)	(5)	(308)

Multidistrict antitrust class and state claims
During 2023, settlement agreements were entered into with all three classes of plaintiffs in the multidistrict antitrust claims, resulting in the recognition of an additional $228m charge to the provision. The State settlement amount of $103m was paid in June 2023 and the $30m end payor settlement amount was transferred to an escrow account and is reflected in other liabilities. The current provision of $385m at December 31, 2023 (December 31, 2022: $290m) reflects the amount that Indivior is required to pay in the settlement agreements with the direct purchaser class. The direct purchaser settlement has been preliminarily approved by the Court and remains subject to a notice period and final approval by the Court. A fairness hearing concerning the direct purchaser settlement is set for February 27, 2024. Refer to Note 13, Antitrust Litigation and Consumer Protection for additional details.
Onerous contracts
In November 2023, through an acquisition of a business consisting of a manufacturing facility, workforce, and supply contracts (refer to Note 17), the Group assumed onerous contracts and carries a provision of $28m at December 31, 2023. The facility continues to manufacture products for customers based on the terms of contracts that existed pre-acquisition and the expected costs to fulfill these contracts are in excess of the economic benefits expected to be received. The minimum performance periods in the onerous contracts end on various dates through September 2025 and the provision is recorded at its discounted value, using a market rate at the time of the transaction determined to be 7.6%.
False Claims Act allegations
The Group carries a provision of $4m (FY 2022: $5m) pertaining to all outstanding False Claims Act allegations as discussed in Note 13. These matters are expected to be settled within the next 12 months.
Intellectual property related matters
The intellectual property related provision was increased by $12m during 2023 and the resulting provision of $15m was utilized in Q4 following settlement of these matters.
Other
Other provisions of $2m (FY 2022: $10m) represent retirement benefit costs which are not expected to be settled within one year. The decrease in the provision reflects the settlement of general legal matters during 2023.
Other liabilities

			Total			Total
	Current	Non-Current	Dec 31, 2023	Current	Non-Current	Dec 31, 2022
Current and non-current other liabilities	$m	$m	$m	$m	$m	$m
DOJ resolution	(53)	(344)	(397)	(52)	(392)	(444)
Multidistrict antitrust class and state claims	(30)	—	(30)	—	—	—
Intellectual property related matters	(11)	—	(11)	(10)	(11)	(21)
RB indemnity settlement	(8)	(15)	(23)	(8)	(22)	(30)
Share repurchase	(23)	—	(23)	(9)	—	(9)
Other	—	(8)	(8)	—	(3)	(3)
Total other liabilities	(125)	(367)	(492)	(79)	(428)	(507)
DOJ Resolution Agreement
In July 2020, the Group settled criminal and civil liability with the United States Department of Justice (DOJ), the U.S. Federal Trade Commission (FTC), and U.S. state attorneys general. Pursuant to the resolution agreement, aggregate payments of $210m (including interest) have been made through December 31, 2023. An additional payment of $53m was paid in January 2024 and three annual installments of $50m plus interest will be due every January 15 from 2025 to 2027, with the final installment of $200m due in December 2027. The Group has the option to prepay. Interest accrues at 1.25% on certain portions of the resolution and will be paid with the annual installment payments. For non-interest-bearing portions, the liability has been recorded at the net present value based on timing of the estimated payments using a discount rate equal to the interest rate on the interest-bearing portions. In FY 2023, the Group recorded interest expense totaling $6m (FY 2022: $6m).
Multidistrict antitrust class and state claims
As noted above, the multidistrict antitrust claims were resolved during 2023 through settlement agreements entered into with three classes of plaintiffs. The current liability of $30m at December 31, 2023 reflects the settlement amount payable to the end payor class. An equivalent amount is held in an escrow account (refer to Note 9).

IP related matters
Other liabilities for intellectual property related matters of $11m (FY 2022: $21m) relate to the settlement of litigation with DRL in June 2022. Under the settlement agreement, the Group has made payments to DRL of $60m to date, including $10m in 2023, with a final payment due in 2024. This liability has been recorded at net present value, using a market interest rate at the time of the settlement determined to be 4.50%, considering the timing of payments and other factors. In FY 2023, the Group recorded $nil of finance expense (FY 2022: $1m) for time value of money on the liability.
RB indemnity settlement
Under the RB indemnity settlement, the Group has paid $26m of the $50m settlement agreement through December 31, 2023. An additional $8m was paid in January 2024, with remaining annual installment payments of $8m due in January 2025 and 2026. The Group carries a liability totaling $23m (FY 2022: $30m) related to this settlement. This liability has been recorded at the net present value, using a market interest rate at the time of the settlement determined to be 3.75%, considering the timing of payments and other factors. In YTD 2023, the Group recorded $1m of finance expense (YTD 2022: $nil) for time value of money on the liability.
Share repurchase
In November 2023, the Group commenced a share repurchase program of $100m. As of December 31, 2023, the liability of $23m represents the amount to be spent under the program through February 23, 2024, after which date the Company has the ability to modify or terminate the program. As of December 31, 2022, the current liability of $9m represented the amount to be spent under a 2022 share repurchase program through February 16, 2023.
Other
Other liabilities primarily represent employee related liabilities which are non-current as of December 31, 2023.
12. CONTINGENT LIABILITIES
The Group has assessed certain legal and other matters to be not probable based upon current facts and circumstances, including any potential impact the DOJ resolution could have on these matters. Where liabilities related to these matters are determined to be possible, they represent contingent liabilities. Except for those matters discussed in Note 13 under “Multidistrict antitrust class and state claims” and “False Claims Act allegations”, for which liabilities or provisions have been recognized, Note 13 sets out the details for legal and other disputes for which the Group has assessed as contingent liabilities. Where the Group believes that it is possible to reasonably estimate a range for the contingent liability this has been disclosed.
13. LEGAL PROCEEDINGS
There are certain ongoing legal proceedings or threats of legal proceedings in which the Group is a party, but in which the Group believes the possibility of an adverse impact is remote and they are not discussed in this Note.
Antitrust Litigation and Consumer Protection
Multidistrict Antitrust Class and State Claims
•Indivior Inc. has entered into settlement agreements to resolve all claims of all plaintiff groups in the company's previously-disclosed antitrust multidistrict litigation ("Antitrust MDL"). In the Antitrust MDL, civil antitrust claims had been filed by three classes of Plaintiffs —namely, (i) 41 states and the District of Columbia (the "States"), (ii) end payors, and (iii) direct purchasers (collectively, the "Plaintiffs"). The Plaintiffs generally alleged, among other things, that Reckitt Benckiser Pharmaceuticals Inc. (“RBPI,” now known as Indivior Inc.) violated U.S. federal and/or state antitrust and consumer protection laws in attempting to delay generic entry of alternatives to SUBOXONE Tablets. Plaintiffs further alleged that RBPI unlawfully acted to lower the market share of these products.
•After engaging in informal settlement discussions and formal mediation, Indivior Inc. reached a settlement with the States for $103m on June 1, 2023. Indivior Inc. entered into a settlement agreement with the end payor class for $30m on August 14, 2023 and received final court approval on December 5, 2023. On October 22, 2023, Indivior Inc. entered into a settlement agreement with the remaining direct purchaser class for $385m. The direct purchaser settlement has been preliminarily approved by the Court and remains subject to a notice period and final approval by the Court. A fairness hearing concerning the direct purchaser settlement is set for February 27, 2024.
Other Antitrust and Consumer Protection Claims
•In 2013, RBPI (now known as Indivior Inc.) received notice that it and other companies were defendants in a lawsuit initiated by writ in the Philadelphia County (Pennsylvania) Court of Common Pleas. See Carefirst of Maryland, Inc. et al. v. Reckitt Benckiser Inc., et al., Case. No. 2875, December Term 2013. The plaintiffs included approximately 79 entities, most of which appeared to be insurance companies or other providers of health benefits plans. The Carefirst plaintiffs' claims were resolved in connection with final approval of the end payor settlement in the Antitrust MDL, and the Carefirst action accordingly was dismissed on February 14, 2024.

•Humana, Inc. filed a Complaint in state court in Kentucky on August 20, 2021 with substantially the same claims as were raised in the Antitrust MDL. See Humana Inc. v. Indivior Inc., No. 21-CI-004833 (Ky. Cir. Ct.) (Jefferson Cnty). The court lifted a stay on October 30, 2023. Centene Corporation, Wellcare Healthcare Plans, Inc., New York Quality Healthcare Corp. (d/b/a Fidelis Care), and Health Net, LLC filed a complaint in the Circuit Court for the County of Roanoke, Virginia alleging similar claims on January 13, 2023. See Centene Corp. v. Indivior Inc., No. CL23000054-00 (Va. Cir. Ct.) (Roanoke Cnty). Indivior demurred to the complaint and asserted pleas in bar in early February 2024.
•Cases filed by (1) Blue Cross and Blue Shield of Massachusetts, Inc., Blue Cross and Blue Shield of Massachusetts HMO Blue, Inc., (2) Health Care Service Corp., (3) Blue Cross and Blue Shield of Florida, Inc., Health Options, Inc., (4) BCBSM, Inc. (d/b/a Blue Cross and Blue Shield of Minnesota) and HMO Minnesota (d/b/a Blue Plus), (5) Molina Healthcare, Inc., and (6) Aetna Inc. were filed in the Circuit Court for the County of Roanoke, Virginia. See Health Care Services Corp. v. Indivior Inc., No. CL20-1474 (Lead Case) (Va. Cir. Ct.) (Roanoke Cnty). In July 2023, Indivior Inc. and BCBSM, Inc. and HMO Minnesota agreed to mutual releases and settlement. The remaining plaintiffs asserted claims under federal and state RICO statutes, state antitrust statutes, state statutes prohibiting unfair and deceptive practices, state statutes prohibiting insurance fraud, and common law fraud, negligent misrepresentation, and unjust enrichment. The Group filed demurrers, which the court sustained in part and overruled in part. Separately, Indivior Inc. filed counterclaims against several plaintiffs alleging violations of certain insurance fraud statutes. The plaintiffs demurred. The court overruled HCSC's demurrer but sustained the demurrers of the remaining plaintiffs named in Indivior Inc.'s counterclaims. A jury trial on the Group's pleas in bar to the remaining plaintiffs' fraud claims was held on October 30 — November 3, 2023. The jury rendered a verdict finding that the plaintiffs' fraud claims are not barred by the statute of limitations. A jury trial on the merits has been set for July 15, 2024 — August 8, 2024.
•The Group is still in the process of evaluating the claims, believes it has meritorious defenses, and intends to defend itself. No estimate of the range of potential loss can be made at this time.
Civil Opioid Litigation
•The Group has been named as a defendant in more than 400 civil lawsuits alleging that manufacturers, distributors, and retailers of opioids engaged in a longstanding practice to market opioids as safe and effective for the treatment of long-term chronic pain to increase the market for opioids and their own market shares for opioids, or alleging individual personal injury claims. Most of these cases have been consolidated and are pending in a federal multidistrict litigation ("the Opioid MDL") in the U.S. District Court for the Northern District of Ohio. See In re National Prescription Opiate Litigation, MDL No. 2804 (N.D. Ohio). Nearly two-thirds of the cases in the Opioid MDL were filed by cities and counties, while nearly one-third of the cases were filed by individual plaintiffs, most of whom assert claims relating to neonatal abstinence syndrome ("NAS"). Litigation against the Group in the Opioid MDL is stayed. Motions to remand have been denied or withdrawn in more than 50 cases to which the Group is a party (among numerous other defendants). Motions to remand remain pending in additional cases to which the Group is a party.
•The court in the Opioid MDL has indicated that it does not expect to set additional bellwether trials involving county and municipality plaintiffs, provided that the parties are progressing on a settlement track. By order dated October 25, 2023, the Court selected four third-party payor (TPP) cases for bellwether trials. Indivior is not named as a defendant in any of the four TPP cases selected for bellwether trials.
•The court in the Opioid MDL has indicated that it does not intend to set additional bellwether trials for Tier 2 and Tier 3 manufacturer and distributor defendants, provided that those defendants remain actively engaged in mediation. The plaintiffs' executive committee indicated that it may seek leave to amend complaints to name additional defendants based on ARCOS data concerning opioid products. The court held a status conference on February 14, 2024, but did not rule on whether such amendment will be permitted.
•Regarding civil opioid cases not in the Opioid MDL:
◦In 2017, Indivior Inc. was named as one of numerous defendants in International Brotherhood of Electrical Workers Local 728 Family Healthcare Plan v. Allergan, PLC et al., Case ID: 190303872 (C.P. Phila. Cnty). That case was consolidated with Lead Case No. 2017-008095 in Delaware County and stayed. The court held a hearing on September 29, 2023 regarding the status of settlement discussions and other issues in various groups of cases in the consolidated action. On December 29, 2023, the court issued an order remanding all third-party payor cases, including the case involving Indivior, back to the Philadelphia Court of Common Pleas. By agreement of the parties, objections to the complaints are due on February 26, 2024, or one week after the remand order is docketed, whichever is later.
◦Indivior also was named as one of numerous defendants in various other federal and state court cases that are not in the Opioid MDL and were brought by municipalities. These cases include, for example, 35 actions filed in New York state court that were removed to federal court, as well as cases filed in federal district courts sitting in Alabama, Florida, and Georgia. The plaintiffs filed motions to remand the New York cases, which remain pending. The plaintiffs in the case filed in the Northern District of Alabama have voluntarily dismissed their complaint, subject to certain tolling agreements. The various other federal actions currently are stayed, and Indivior is not yet required to substantively respond to the complaints.

◦Indivior Inc. was named as a defendant in five individual complaints filed in West Virginia state court that were transferred to West Virginia's Mass Litigation Panel. See In re Opioid Litigation, No. 22-C-9000 NAS (W.V. Kanawha Cnty. Cir. Ct.) ("WV MLP Action"). All five of Indivior Inc.'s cases in the WV MLP Action involved claims related to NAS. Indivior Inc. moved to dismiss all five complaints on January 30, 2023. By order dated April 17, 2023, the court granted Indivior's motions to dismiss. The plaintiffs filed a notice of appeal on June 30, 2023. Appellate briefing in the cases involving Indivior has been stayed.
•Given the status and preliminary stage of litigation in both the Opioid MDL and the separate federal and state court actions, no estimate of possible loss in the opioid litigation can be made at this time.
False Claims Act Allegations
•In August 2018, the United States District Court for the Western District of Virginia unsealed a declined qui tam complaint alleging causes of action under the Federal and state False Claims Acts against certain entities within the Group predicated on best price issues and claims of retaliation. See United States ex rel. Miller v. Reckitt Benckiser Group PLC et al., Case No. 1:15-cv-00017 (W.D. Va.). The suit also seeks reasonable attorneys’ fees and costs. The Group filed a Motion to Dismiss in June 2021, which was granted in part and denied in part on October 17, 2023. The relator filed a sixth amended complaint against only Indivior Inc. on December 7, 2023. Indivior's deadline to respond to the sixth amended complaint is March 18, 2024.
•In May 2018, Indivior Inc. received an informal request from the United States Attorney’s Office (“USAO”) for the Southern District of New York, seeking records relating to the SUBOXONE Film manufacturing process. The Group provided the USAO certain information regarding allegations that the government received regarding SUBOXONE Film. There has been no communication regarding this matter with the USAO since 2022.
U.K. Shareholder Claims
•On September 21, 2022, certain shareholders issued representative and multiparty claims against Indivior PLC in the High Court of Justice for the Business and Property Courts of England and Wales, King’s Bench Division. On January 16, 2023, the representative served its Particular of Claims setting forth in more detail the claims against the Group, while the same law firm that represents the representative also sent its draft Particular of Claims for the multiparty action. The claims made in both the representative and multiparty actions generally allege that Indivior PLC violated the U.K. Financial Services and Markets Act 2000 (“FSMA 2000”) by making false or misleading statements or material omissions in public disclosures, including the 2014 Demerger Prospectus, regarding an alleged product-hopping scheme regarding the switch from SUBOXONE Tablets to SUBOXONE Film. Indivior PLC filed an application to strike out the representative action. On December 5, 2023, the court handed down a judgment allowing the Group's application to strike out the representative action. The court subsequently awarded certain costs to the Group. On January 23, 2024, the claimants requested permission to appeal the decision to the court of appeals.
•The Group has begun its evaluation of the claims, believes it has meritorious defenses, and intends to vigorously defend itself. Given the status and preliminary stage of the litigation, no estimate of possible loss can be made at this time.
Tooth Damage Allegations
•The Group has been named as a defendant in more than 30 lawsuits that have been consolidated into a multidistrict litigation in the Northern District of Ohio. See In Re Suboxone (Buprenorphine/Naloxone) Film Products Liability Litigation, MDL No. 3092 (N.D. Oh.). The plaintiffs generally allege that the Group failed to properly warn physicians of the risk of dental injury, and further allege that SUBOXONE products were defectively designed. The plaintiffs generally seek compensatory damages, as well as punitive damages and attorneys’ fees and costs. On February 2, 2024, the Judicial Panel on Multidistrict Litigation entered an order establishing multidistrict litigation proceedings in the United States District Court for the Northern District of Ohio. Product liability cases such as these typically involve issues relating to medical causation, label warnings and reliance on those warnings, scientific evidence and findings, actual, provable injury and other matters. These cases are in their preliminary stages. The Group is evaluating the claims and its defenses, believes it has meritorious defenses, and intends to defend itself. No estimate of the range of potential loss can be made at this time. These lawsuits follow a June 2022 required revision to the Prescribing Information and Patient Medication Guide about dental problems reported in connection with buprenorphine medicines dissolved in the mouth to treat opioid use disorder. This revision was required by the FDA of all manufacturers of these products.
14. TRADE AND OTHER PAYABLES

	Dec 31, 2023	Dec 31, 2022
	$m	$m
Accrual for rebates, discounts and returns	(507)	(428)
Accounts payable	(65)	(36)
Accruals and other payables	(152)	(138)
Other tax and social security payable	(19)	(15)
Total trade and other payables	(743)	(617)

15. SHARE CAPITAL

	Equity ordinary shares (thousands)	Nominal value paid per share	Aggregate nominal value $m
Issued and fully paid
At January 1, 2023	136,481	$0.50	68
Ordinary shares issued	1,942	$0.50	1
Shares repurchased and cancelled	(1,897)	$0.50	(1)
At December 31, 2023	136,526		68

	Equity ordinary shares (thousands)	Nominal value paid per share	Aggregate nominal value $m
Issued and fully paid
At January 1, 2022	702,440	$0.10	70
Ordinary shares issued	4,185	$0.10	1
Shares repurchased and cancelled	(17,815)	$0.10	(2)
Share consolidation	(551,048)
Shares repurchased and cancelled (post share consolidation)	(1,281)	$0.50	(1)
At December 31, 2022	136,481		68
Ordinary shares issued
During the period, 1,942k ordinary shares at $0.50 each (FY 2022: 4,185k at $0.10 each) were issued to satisfy vesting/exercises under the Group’s Long-Term Incentive Plan, the Indivior U.K. Savings-Related Share Option Scheme, and the U.S. Employee Stock Purchase Plan. In FY 2023, net settlement of tax on employee equity awards was $22m (FY 2022: $10m).
Share consolidation
In October 2022, the Company completed a share consolidation. Shareholders received 1 new ordinary share with a nominal value of $0.50 each for every 5 previously existing ordinary shares which had a nominal value of $0.10 each.
Shares repurchased and cancelled
On May 3, 2022, the Group commenced a share repurchase program for an aggregate purchase price up to no more than $100m or 39,699k of ordinary shares, (equivalent shares post consolidation: 7,940k) which concluded on February 28, 2023. Over the duration of the program, 17,559k of the Company’s ordinary shares at $0.10 per share (equivalent shares post consolidation: 3,512k) and 1,765k at $0.50 per share were repurchased and cancelled.
On November 17, 2023, the Group commenced a share repurchase program for an aggregate purchase price up to no more than $100m or 13,632k of ordinary shares and ending no later than August 30, 2024. Under this program, 1,413k ordinary shares were repurchased at $0.50 per share through December 31, 2023.
During the period, the Group repurchased and cancelled a total of 1,897k ordinary shares at $0.50 per share for an aggregate nominal value of $1m. In FY 2022, 17,815k ordinary shares at $0.10 (equivalent shares post consolidation: 3,563k) were repurchased and cancelled for an aggregate nominal value of $2m, including 256k ordinary shares purchased as part of the Group’s share repurchase program executed in 2021 and cancelled in January 2022. In FY 2022, subsequent to the share consolidation, the Group repurchased and cancelled 1,281k ordinary shares for an aggregate nominal value of $1m ($0.50 per share).
All ordinary shares repurchased during the period under share repurchase programs were cancelled (except for 68k shares that were cancelled in January 2024) resulting in a transfer of the aggregate nominal value to a capital redemption reserve. The total cost of the purchases made under the share repurchase programs during the period, including directly attributable transaction costs, was $33m (FY 2022: $90m). A net repurchase amount of $23m has been recorded as a financial liability and reduction of retained earnings which represents the amount to be spent under the program through February 23, 2024, after which date the Company has the ability to modify or terminate the program. Total purchases under the share repurchase program will be made out of distributable profits.
16. ACQUISITION OF OPIANT
On March 2, 2023, the Group acquired 100% of the share capital of Opiant, which at the time was a publicly traded company in the United States, for upfront cash consideration of $146m and an additional amount to be potentially paid upon achievement of net sales milestones. Opiant was a specialty pharmaceutical company focusing on developing drugs for addictions and drug overdose. As a result of the acquisition, the Group added OPVEE (nalmefene nasal spray), formerly the pipeline product OPNT003, an opioid overdose treatment well-suited to confront illicit synthetic opioids like fentanyl, to its addiction science portfolio. OPVEE was approved by the FDA in May 2023 and launched in October 2023.

Management elected to apply the optional concentration test under IFRS 3. For the acquisition of Opiant, substantially all of the fair value of the gross assets acquired was concentrated in the in-process research and development associated with OPVEE. As substantially all of the fair value of the gross assets acquired (excluding cash and cash equivalents, deferred tax assets, and goodwill resulting from the effects of deferred tax liabilities) were concentrated in a single asset, the Group accounted for the transaction as an asset acquisition. With the closing of this transaction, a relative fair value approach was taken for allocating the purchase consideration to the acquired assets and liabilities with no goodwill recognized. The Group recorded an intangible asset associated with OPVEE for $126m (refer to Note 7). The Group used a multi-period excess earnings method, a form of the income approach, to determine the fair value of the intangible asset.
As part of the acquisition of Opiant, the Group agreed to provide a maximum of $8.00 per share in Contingent Value Rights (CVR) post-acquisition. The Group will pay $2.00 per CVR for each of the following net revenue thresholds achieved by OPNT003, during any period of four consecutive quarters prior to the seventh anniversary of the U.S. commercial launch: (i) $225m, (ii) $300m and (iii) $325m. The remaining (iv) $2.00 per CVR would be paid if OPNT003 achieves net revenue of $250m during any period of four consecutive quarters prior to the third anniversary of the U.S. commercial launch. The potential undiscounted payout of contingent consideration ranges from $nil to $68m based on the achievement of the milestones. The Group accounts for contingent consideration associated with asset acquisitions using a cost accumulation model. No liabilities are initially recognized at the date of acquisition. When an obligation associated with a variable payment is no longer uncertain, it is capitalized as part of the cost of the asset, as it represents a direct cost of the acquisition.
An initial recognition exception applies to the tax attributes acquired whereby only certain items are recognized with the transaction, such as net operating loss carryforwards, other tax carryforwards, and tax credits. Such attributes totaled $9m, recorded as deferred tax assets.
The cash outflow for the acquisition was $124m, net of cash acquired. Direct transaction costs of $10m are included in this cash outflow and capitalized as a component of the total cost of the asset acquisition. Of the $146m upfront consideration, $2m represents acceleration of vesting of employee share compensation and has been recognized as a post-combination expense. As part of the acquisition, the Group assumed outstanding debt of $10m which was settled and included as a cash outflow from financing activities.
Additional acquisition-related costs of $16m were incurred in YTD 2023 and included in selling, general, and administrative expenses, primarily relating to severance, acceleration of vesting of Opiant employee share compensation, and short-term retention accruals.
The following table summarizes the net assets acquired:

Net assets acquired	$m
Cash and cash equivalents	30
Inventories	3
Right-of-use assets	2
Intangible assets	126
Deferred tax assets	9
Other assets	6
Trade and other payables	(10)
Lease liabilities	(2)
Borrowings	(10)
Total net assets acquired	154

17. BUSINESS COMBINATION
On November 1, 2023, the Group acquired an aseptic manufacturing facility (the "Facility") in the United States for upfront consideration of $5m in cash and assumption of certain contract manufacturing obligations. The Facility will be further developed to secure the long-term production and supply of SUBLOCADE and PERSERIS.
The acquisition has been accounted for as a business combination using the acquisition method of accounting in accordance with IFRS 3 Business Combinations. The assets acquired and liabilities assumed were recorded at fair value, with the excess of the purchase price over the fair value of the identifiable assets and liabilities recognized as $5m of goodwill. An onerous contract provision was recorded at fair value to reflect the present value of the expected losses from assumed contractual manufacturing obligations. Net operating losses attributable to these contractual obligations will be recorded against the onerous contract provision from the date of acquisition through fulfillment of the contracts in late 2025.
For the period from November 1, 2023 through December 31, 2023, the Facility's contribution to the Group's revenue and net loss were immaterial. Substantially all of the Facility's costs were recorded against the onerous contract provision.

Acquisition-related costs
The Group incurred acquisition-related costs of $6m for advisory, legal, and other professional fees. These costs have been included in selling, general and administrative expenses in the consolidated income statement.

Identifiable assets acquired and liabilities assumed
The following table summarizes the provisional fair value of assets acquired and liabilities assumed at the date of acquisition:

Net assets acquired	$m
Property, plant and equipment	28
Deferred tax assets	2
Trade and other payables	(1)
Provisions	(29)
Total net assets acquired	—
Goodwill
Goodwill arising from the acquisition has been recognized as follows:

$m
Consideration transferred	5
Fair value of net assets acquired	—
Goodwill	5
The goodwill is primarily attributable to Indivior-specific synergies relating to accelerated in-sourcing of SUBLOCADE production and the skills and technical talent of the Facility's workforce. None of the goodwill recognized is expected to be deductible for tax purposes.
As the acquisition was completed in late 2023, the Group expects to finalize the purchase accounting as soon as possible but no later than one year from the acquisition date.

APPENDIX: ADJUSTED RESULTS
Exceptional items and other adjustments
Exceptional items and other adjustments represent significant expenses or income that do not reflect the Group’s ongoing operations or the adjustment of which may help with the comparison to prior periods. Exceptional items and other adjustments are excluded from adjusted results consistent with the internal reporting provided to management and the Directors. Examples of such items could include income or restructuring and related expenses from the reconfiguration of the Group’s activities and/or capital structure, amortization of acquired intangible assets, impairment of current and non-current assets, gains and losses from the sale of intangible assets, certain costs arising as a result of significant and non-recurring regulatory and litigation matters, and certain tax related matters.
Adjusted results are not measures defined by IFRS and are not a substitute for, or superior to, reported results presented in accordance with IFRS. Adjusted results as presented by the Group are not necessarily comparable to similarly titled measures used by other companies. As a result, these performance measures should not be considered in isolation from, or as a substitute analysis for, the Group's reported results presented in accordance with IFRS. Management performs a quantitative and qualitative assessment to determine if an item should be considered for adjustment. The table below sets out exceptional items and other adjustments recorded in each period:

	Q4 2023	Q4 2022	FY 2023	FY 2022
For the three and twelve months ended December 31	$m	$m	$m	$m
Exceptional items and other adjustments within cost of sales
Amortization of acquired intangible assets[1]	(3)	—	(8)	—
Total exceptional items and other adjustments within cost of sales	(3)	—	(8)	—

Exceptional items and other adjustments within SG&A
Legal costs/provision[2]	—	(296)	(240)	(296)
Acquisition-related costs[3]	(6)	—	(22)	—
U.S. listing costs[4]	—	(2)	(6)	(6)
Total exceptional items and other adjustments within SG&A	(6)	(298)	(268)	(302)

Exceptional items and other adjustments within net other operating income
Income recognized in relation to a supply agreement[5]	3	—	3	—
Insurance reimbursement[6]	—	—	—	5
Total exceptional items and other adjustments within net other operating income	3	—	3	5

Total exceptional items and other adjustments before taxes	(6)	(298)	(273)	(297)
Tax on exceptional items and other adjustments	2	58	63	57
Exceptional tax items[7]	(3)	18	(11)	18
Total exceptional items and other adjustments	(7)	(222)	(221)	(222)
1.With the acquisition of Opiant and approval of OPVEE, the Group reported adjusted cost of sales to exclude amortization of acquired intangible assets on a prospective basis from Q2 2023. Prior period adjusted results have not been restated as the impact is not material.
2.In Q4 2022, the Group recognized a provision for $290m related to certain multidistrict antitrust class and state claims. In FY 2023, the Group increased this provision by $228m. Refer to Note 13, Legal Proceedings, for further details. Additionally, the Group increased a provision for IP related matters by $12m in FY 2023 and recognized a provision of $6m to settle a dispute over reimbursement of legal costs with a supplier in FY 2022.
3.In FY 2023 and Q4 2023, the Group recognized $6m of exceptional costs related to the acquisition of a business consisting of a manufacturing facility, workforce, and supply contracts (refer to Note 17). The Group also recognized $16m of exceptional costs related to the acquisition of Opiant in FY 2023 (refer to Note 16).
4.In FY 2023, the Group recognized $6m of exceptional costs in preparation for an additional listing of Indivior shares on a major U.S. exchange (FY 2022 and Q4 2022: $6m and $2m).
5.In FY 2023 and Q4 2023, the Group recognized $3m of exceptional income related to a supply agreement where no further obligations are outstanding for the Group to deliver.
6.The Group recognized $5m of exceptional income in FY 2022 related to the proceeds received from a Directors' & Officers' insurance reimbursement claim.
7.Exceptional tax items are comprised of $5m write off of deferred tax assets and tax expense due to limitation on the deduction of executive compensation by U.S. publicly traded companies, $3m change in estimate as to the tax benefit of legal provisions booked in the prior year, and $3m accrual for adjustments to Opiant predecessor period taxes.

Adjusted results
Management provides certain adjusted financial measures which may be useful to investors. These adjusted financial measures exclude items which do not reflect the Group's day-to-day operations and therefore may help with comparisons to prior periods or among companies. Management may use these financial measures to better understand trends in the business.
The tables below present the adjustments between reported and adjusted results for both Q4/FY 2023 and Q4/FY 2022.
Reconciliation of gross profit to adjusted gross profit

	Q4 2023	Q4 2022	FY 2023	FY 2022
For the three and twelve months ended December 31	$m	$m	$m	$m
Gross profit	241	198	907	742
Exceptional items and other adjustments in cost of sales	3	—	8	—
Adjusted gross profit	244	198	915	742
We define adjusted gross margin as adjusted gross profit divided by net revenue.
Reconciliation of selling, general and administrative expenses to adjusted selling, general and administrative expenses

	Q4 2023	Q4 2022	FY 2023	FY 2022
For the three and twelve months ended December 31	$m	$m	$m	$m
Selling, general and administrative expenses	(157)	(431)	(811)	(763)
Exceptional items and other adjustments in selling, general and administrative expenses	6	298	268	302
Adjusted selling, general and administrative expenses	(151)	(133)	(543)	(461)
Reconciliation of operating profit/(loss) to adjusted operating profit

	Q4 2023	Q4 2022	FY 2023	FY 2022
For the three and twelve months ended December 31	$m	$m	$m	$m
Operating profit/(loss)	60	(258)	(4)	(85)
Exceptional items and other adjustments in cost of sales	3	—	8	—
Exceptional items and other adjustments in selling, general and administrative expenses	6	298	268	302
Exceptional items and other adjustments in net other operating income	(3)	—	(3)	(5)
Adjusted operating profit	66	40	269	212
Reconciliation of profit/(loss) before taxation to adjusted profit before taxation

	Q4 2023	Q4 2022	FY 2023	FY 2022
For the three and twelve months ended December 31	$m	$m	$m	$m
Profit/(loss) before taxation	61	(256)	1	(95)
Exceptional items and other adjustments in cost of sales	3	—	8	—
Exceptional items and other adjustments in selling, general and administrative expenses	6	298	268	302
Exceptional items and other adjustments in net other operating income	(3)	—	(3)	(5)
Adjusted profit before taxation	67	42	274	202
Reconciliation of tax (expense)/benefit to adjusted tax expense

	Q4 2023	Q4 2022	FY 2023	FY 2022
For the three and twelve months ended December 31	$m	$m	$m	$m
Tax (expense)/benefit	(7)	73	1	42
Tax on exceptional items and other adjustments	(2)	(58)	(63)	(57)
Exceptional tax items	3	(18)	11	(18)
Adjusted tax expense	(6)	(3)	(51)	(33)

Reconciliation of net income/(loss) to adjusted net income

	Q4 2023	Q4 2022	FY 2023	FY 2022
For the three and twelve months ended December 31	$m	$m	$m	$m
Net income/(loss)	54	(183)	2	(53)
Exceptional items and other adjustments in cost of sales	3	—	8	—
Exceptional items and other adjustments in selling, general and administrative expenses	6	298	268	302
Exceptional items and other adjustments in net other operating income	(3)	—	(3)	(5)
Tax on exceptional items and other adjustments	(2)	(58)	(63)	(57)
Exceptional tax items	3	(18)	11	(18)
Adjusted net income	61	39	223	169
Adjusted diluted earnings per share
Management believes that diluted earnings/(loss) per share, adjusted for the impact of exceptional items and other adjustments after the appropriate tax amount, may provide meaningful information on underlying trends to shareholders in respect of earnings per ordinary share. A reconciliation of net income/(loss) to adjusted net income is included above.
Weighted average shares used in computing diluted earnings/(loss) per share is reconciled to weighted average shares used in computing adjusted diluted earnings per share below:

	Q4 2023	Q4 2022	FY 2023	FY 2022
For the three and twelve months ended December 31	thousands	thousands	thousands	thousands
Weighted average shares used in computing diluted earnings/(loss) per share	141,950	136,784	141,800	139,012
Potentially dilutive share excluded, because effect was anti-dilutive	—	7,164	—	6,605
Weighted average shares used in computing adjusted diluted earnings per share	141,950	143,948	141,800	145,617